Airspray

For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

PRESS RELEASE

AIRSPRAY FOAMER TECHNOLOGY SELECTED FOR P&G'S PANTENE PRO-V TREATMENT

Procter & Gamble is the latest major consumer products company to introduce Airspray's innovative packaging...


PANTENE
proV treatment
lightweight
conditioning foam

Alkmaar, The Netherlands, February 27 2004 – Procter & Gamble's selection of Airspray's F2 instant-foam dispenser fo r the multinational's Pantene brand -- the best-selling hair care line in the world – is considered a breakthrough for Airspray. The new application is a leave-in lightweight conditioning foam. The launch is significant for Airspray as P&G is the largest player in the personal care market and the F2 introduction opens the door for additional product applications and opportunities throughout the P&G family.

The Pantene brand is representative of P&G's fast-growing Beauty Care unit, which reports double-digit sales increases over the last two-year period. Pantene products include shampoos, conditioners and styling products for all different hair types. The Pantene Pro-V Treatment retail launch is taking place nationwide in The United States.

Airspray's foam dispensers

Airspray's instant foam dispensers are cutting edge, computer engineered mechanisms that allow a precise mixture of liquid and air with a single stroke of the smooth-action button. They provide the innovation and dependability critical to successful new consumer product launches in today's competitive retail environment. Sophisticated valve technology ensures reliability and ease-of-use -- the consumer immediately gets perfect foam quality with just one stroke of the pump. Even shaking the product before use does not affect the quality of the foam. Airspray foamers may be fully filled and emptied completely, thanks to the angular design of the dip tube, which facilitates use of the dispenser at an angle. The company's family of over 21 versions of finger pump dispensers allows Airspray customers to select from an appealing range of dispenser options, custom colors and container shapes.

ABOUT AIRSPRAY N.V.

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 115 people. Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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